UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No. 139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Financial Statements and Exhibits.

In connection with the extraordinary general meeting of shareholders of Neo-Concept International Group Holdings Ltd, a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders dated October 16, 2026
99.2	Form of Proxy of Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: October 16, 2026

By:	/s/ Jiang Pengfei
Name:	Jiang Pengfei
Title:	Chairman of the Board and Chief Executive Officer

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